China Liberal Education Holdings Limited

VIA EDGAR

March 19, 2021

Ms. Katherine Bagley

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:          China Liberal Education Holdings Limited

Registration Statement on Form F-1, as amended (File No. 333-254146)

Request for Acceleration of Effectiveness

Dear Ms. Bagley:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, China Liberal Education Holdings Limited hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended be accelerated to, and that the Registration Statement become effective at, 4:00p.m., Eastern Time, on March 23, 2021, or as soon thereafter as practicable.

Very truly yours,

China Liberal Education Holdings Limited

By:	/s/ Ngai Ngai Lam
	Name:	Ngai Ngai Lam
	Title:	Chief Executive Officer and Chairperson of the Board of Directors